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                                                                    Exhibit 23.1


The Board of Directors
Nelnet, Inc.:

We consent to the use of our report dated March 21, 2003, except as to note 20, which is as of August 14, 2003, and notes 7, 11 and 19, which are as of November 10, 2003, in Pre-Effective Amendment No. 5 to the registration statement on Form S-1 of Nelnet, Inc., with respect to the consolidated balance sheets of Nelnet, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, included herein and to the reference to our firm under the heading "Experts" in the registration statement.

/s/ KPMG LLP

Lincoln, Nebraska
November 21, 2003